Exhibit 99.4

November 2019

4-1-6 Shinjuku-ku, Shinjuku, Tokyo LINE Corporation Takeshi Idezawa, President and Representative Director

Dear Sir or Madam,

Regarding the MOU Concerning a Business Integration

　We would like to take this opportunity to inform you that LINE Corporation (“LINE”) has entered into a memorandum of understanding (the “MOU”) with Z Holdings Corporation (“Z Holdings”) (Headquarter: Chiyoda-ku, Tokyo, President and Representative Director: Kentaro Kawabe) (LINE and Z Holdings, each a “Company” and collectively the “Companies”) concerning a business integration of the two companies’ groups (respectively the “LINE Group” and “Z Holdings Group,” and collectively the “Company Groups”) based upon a spirit of equality. The Companies will carry out detailed examinations and discussions concerning the business integration with the aim of executing a definitive agreement concerning the business integration around December 2019.

　Although it should be noted that this business integration will be conditioned on all permits, licenses, and approvals, etc. required under all applicable laws and regulations of the relevant countries, including applicable competition laws and foreign exchange laws, being obtained, in the event this business integration is carried out successfully, the Company Groups will consolidate their management resources, and bring together Z Holdings Group’s slogan “Make our users’ lives convenient to a surprising (!) extent” and “WOW,” the corporate value standard of the LINE Group, and through the use of AI and Internet technologies, the Company Groups will create and provide a richer and more convenient life for their users.

　LINE has developed various businesses and services supported by our deep trusting relationships with you and your encouragement. We will strive to create and provide the best “WOW” user experience and continue maintaining good relationships with each of you as independent entities even after the MOU, the definitive agreement is executed, and the business integration is carried out.

　We would like to express our heartfelt gratitude for your continued support and patronage. We kindly ask for your understanding on the aims of this business integration and for your continued encouragement and support.

Additional Information for US Investors

In the United States, LINE Corporation will file a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 following commencement of a tender offer for securities of LINE within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934.  Holders of the securities of LINE that are subject to any such tender offer are advised to read it when it becomes available as it will contain important information.  Copies of the Schedule 14D-9 and other related documents filed by LINE will be available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by the bidders in any such tender offer, including a Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.